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                                                                       EXHIBIT 1

Norske Skog Canada Limited
9th Floor, 700 West Georgia Street
P.O. Box 10058 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1J7

Tel: 604 654 4000
Fax: 604 654 4961



n e w s   r e l e a s e                                      [NORSKECANADA LOGO]



30 January 2003

NORSKECANADA REPORTS WEAKER Q4 RESULTS; COMPANY LAUNCHES NEW PERFORMANCE IMPROVEMENT PROGRAM FOR 2003

VANCOUVER, BC - Continuing weak economic conditions contributed to a fourth quarter net loss for Norske Skog Canada Limited ("NorskeCanada" or "the Company") of $37.3 million, or $(0.18) per common share, on sales of $405.6 million. Earnings before interest, tax, depreciation, amortization and before other non-operating income and expenses (EBITDA) were $10.3 million.

For the same period a year ago, the Company recorded a net loss of $12.0 million, or $(0.07) per common share, on sales of $412.8 million and EBITDA of $54.1 million. The results included an after-tax foreign exchange loss of $5.1 million, or $(0.03) per common share from the translation of U.S. dollar denominated debt. They also included an after-tax loss of $4.2 million, or $(0.02) per common share, from commodity swaps reflecting the credit risk of Enron Corporation, following its bankruptcy filing in December 2001. These losses were offset by the amortization of deferred credits on utilization of acquired tax losses of $5.6 million or $0.03 per common share.

The current quarter's results are down from the previous quarter, when the Company's net loss was $20.1 million, or $(0.10) per common share, on sales of $392.6 million and EBITDA of $42.4 million. These results included an after-tax foreign exchange loss of $4.7 million ($(0.02) per common share) from the translation of U.S. dollar denominated debt.

The Company said its fourth quarter results were negatively affected by lower pulp prices, as well as costs from scheduled shutdowns and other planned maintenance projects. In the quarter, NBSK pulp prices fell by almost US$40 per tonne from the third quarter of 2002; however, on a more positive note, an increase of US$40 per tonne has been announced for February 1, 2003.

Prices for specialty papers and containerboard stabilized in the current quarter. The North American US$50 per tonne newsprint price increase announced August 1, 2002 settled at US$35 per tonne in Q4. An additional US$50 per tonne newsprint price increase for North American markets has been announced for March 1, 2003.

"While the results are disappointing, they are not a surprise, given the continued very difficult market conditions and our planned maintenance projects in Q4," said president and CEO Russell Horner. "And while there are some signs that market fundamentals are improving, political and economic uncertainty continues to cloud the near-term outlook."

On a positive note, the Company reported it concluded its synergy program in Q4. As of December 31, 2002, NorskeCanada had captured $115 million in synergies on an annualized run-rate basis


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(assuming full capacity), of which $110 million related to improvements in
EBITDA. This is almost double the original target of $60 million by August 31, 2003, set when NorskeCanada acquired Pacifica Papers Inc. (Pacifica) on August 27, 2001. Total EBITDA-improving synergies realized for the fourth quarter and the 2002 fiscal year were $25 million and $80 million, respectively.

"Our synergy program has been a resounding success, generating numerous operational efficiency gains," said Russell Horner, "however, significant opportunities still exist to further improve operational performance and unlock increased value for our shareholders."

To this end, Horner said the Company has recently launched an aggressive program of performance-improvement projects, internally referred to as "Accel", which is aimed at generating an annualized run-rate value of $100 million per year, by December 31, 2003. The program will build on the momentum started by the synergies initiative and include projects involving product improvements, furnish optimization, cost reduction and energy consumption reductions.

"This continues our goal to propel NorskeCanada into the upper tier of cost competitiveness," said Horner.

Paper sales volumes were up in Q4, reflecting seasonally higher demand for directory paper. Paper market-related downtime was limited to 14,000 tonnes for the fourth quarter, taking the total to almost 200,000 tonnes for the year. The Company's paper operations are currently running at full capacity, as customer orders are stronger than expected for this traditionally weaker period. "While we are presently operating at full capacity, market conditions remain uncertain and we will continue to balance our production with orders," said Horner.

For the year ended December 31, 2002, the Company recorded a net loss of $123.3 million, or $(0.64) per common share, on sales of $1,482.3 million and EBITDA of $56.6 million. This compares to net earnings of $44.5 million ($0.32 per common share), on sales of $1,388.7 million and EBITDA of $210.9 million for the same period in 2001.

The net loss for the current year included an after-tax write-off of deferred financing costs of $10.3 million ($(0.05) per common share), an after-tax foreign exchange gain of $10.1 million ($0.05 per common share), and a release of future income taxes of $9.7 million ($0.05 per common share).

For the same period last year, net earnings included an after-tax loss of $19.0 million, ($(0.13) per common share) on the sale of the Company's Mackenzie Pulp operation, an after-tax foreign exchange loss of $14.1 million ($(0.10) per common share), and income tax recoveries totalling $38.9 million ($0.28 per common share) from lower provincial corporate income taxes, as well as the amortization of deferred credits from utilization of acquired tax losses.

(The financial results for the year ended December 31, 2001 include the results of the Company's former Mackenzie pulp operation prior to its sale on June 15, 2001, and exclude the earnings of Pacifica prior to its acquisition on August 27, 2001 and the full impact on earnings of changes in the Company's capital structure that occurred during 2001. Further related information is available in the attached management's discussion and analysis.)

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FORWARD-LOOKING STATEMENTS

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN THIS REPORT ARE FORWARD-LOOKING, INCLUDING STATEMENTS WITH RESPECT TO EXPECTED PERFORMANCE IMPROVEMENTS AND THE OUTLOOK FOR MARKETS, INVENTORIES, PRODUCTION AND PRICING, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THESE STATEMENTS.

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For more information:

INVESTOR: Ralph Leverton                        MEDIA: Deborah Somerville
Vice President, Finance and CFO                 Director, Corporate Affairs
604-654-4040                                    604-654-4933